

IMMEDIATE RELEASE

MMRGlobal Has Record-Breaking Million Dollar Quarter

Los Angeles, CA (October 22, 2012) - MMRGlobal, Inc. (OTCBB: MMRF) ("MMR"), a leading provider of Personal Health Records (PHRs), MyEsafeDepositBox storage solutions and MMRPro document management and imaging systems for healthcare professionals, today announced that in the third quarter ending September 30, 2012, the Company had sales, deferred revenue and signed customer purchase agreements for more than one million dollars driven by MMRPro. This includes 75 MMRPro systems which are currently being installed and are at various stages of delivery.

According to Robert H. Lorsch, Chairman and CEO of MMRGlobal "We expect the sales momentum we have achieved to continue, particularly in view of the favorable regulatory climate whereby requirements under HIPAA and the HITECH Act could make it difficult for providers to comply with certain guidelines for Meaningful Use without purchasing or licensing MMR's intellectual property including MMRPro. These requirements cover how confidential personal health information is maintained and shared with patients, who are becoming increasingly aware of the importance of having a Personal Health Record like MyMedicalRecords.com, which covers up to 10 family members including pets."

MMR is the owner of a patent portfolio related to personal and electronic healthcare records, including U.S Patent Nos. 8,121,855, 8,117,646, and 8,117,045. MMR also has numerous additional patent applications related to a large number of health IT services, particularly as they pertain to patient information and Personal Health Records. As pending applications are issued, the Company believes they have the potential to expand the scope of its intellectual property pertaining to the provisioning of Personal Health Records and other forms of Electronic Medical Records.

MMRGlobal's patent portfolio covers a broad range of ways to maintain and manage patients' health information, such that if a healthcare professional is communicating health information to patients, including all or a part of such patients' medical records by means such as telephone, facsimile, electronically or via a web-based portal, they have the option to purchase MMR products or services or to license the Company's IP to avoid infringement on MMR's patent portfolio.

About MMRGlobal, Inc.
MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements
All statements in this press release that are not strictly historical in nature, including, without limitation, potential intellectual property enforcement actions, infringement claims, litigation or licenses, future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "potential," "intend," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Actual outcomes of intellectual property enforcement actions, infringement claims, litigation or licensing transactions, results of operations and the timing of selected events may differ materially from the results predicted, and any reported results should not be considered as an indication of future performance. Such statements are necessarily based on assumptions and estimates and are subject to various risks and uncertainties, including those relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, potential licensees, competitors and legislative, judicial and other governmental authorities and officials. Factors that could cause or contribute to such differences include, but are not limited to: unexpected outcomes with respect to intellectual property enforcement actions, claims of intellectual property infringement and general intellectual property litigation; our ability to maintain, develop, monetize and protect our patent portfolio for both the Company's health IT and biotechnology intellectual property assets in the U.S. and internationally; the timing of milestone payments in connection with licensing our intellectual property; our ability to establish and maintain strategic relationships; changes in our relationships with our licensees; the risk the Company's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition, including variations in our quarterly operating results; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; the timing and volume of sales and installations; the length of sales cycles and the installation process; the market's acceptance of new product and service introductions; competitive product offerings and promotions; changes in government laws and regulations including the 2009 HITECH Act and changes in Meaningful Use and the 2010 Affordable Care Act; future changes in tax legislation and initiatives in the healthcare industry; undetected errors in our products; the possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; other litigation matters; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. The Company is providing this information as of the date of this release and, except as required by applicable law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

###

CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz